TELEPHONE: 1-212-558-4000 FACSIMILE: 1-212-558-3588 WWW.SULLCROM.COM	125 Broad Street New York, New York 10004-2498 __________ LOS ANGELES • PALO ALTO • WASHINGTON, D.C. BRUSSELS • FRANKFURT • LONDON • PARIS BEIJING • HONG KONG • TOKYO MELBOURNE • SYDNEY
January 3, 2025

Via EDGAR

Ms. Elena S. Stojic, Senior Special Counsel

Division of Investment Management,

United States Securities and Exchange Commission,

100 F Street, N.E.,

Washington, DC 20549.

Re:	Carlyle Secured Lending, Inc.

Registration Statement on Form N-14

File No. 333-282535

Dear Ms. Stojic:

On behalf of our client, Carlyle Secured Lending, Inc. (the “Company”), set forth below is the Company’s response to the additional comments of the Staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) delivered to me by you telephonically on December 20, 2024 with respect to (i) the pre-effective amendment No. 1 to the Company’s registration statement on Form N-14 (File No. 333-282535), filed on December 6, 2024 (the “Registration Statement”), and the joint proxy statement/information statement/prospectus included therein (the “Joint Proxy Statement/Information Statement/Prospectus”) and (2) the Company’s initial response letter to Staff comments on the Registration Statement, which was filed via EDGAR correspondence on December 6, 2024 (“Initial Letter”).

For the Staff’s convenience, the text of the Staff’s comments is set forth below. Concurrent herewith, the Company is filing via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”). Capitalized terms used in this letter, but not defined herein, shall have the meanings set forth in Amendment No. 2. Capitalized terms used herein are defined in the Joint Proxy Statement/Prospectus.

Ms. Stojic	-2-

1.

In Legal Comment #9 of the Initial Letter, the response provided indicates that Carlyle Investment Management L.L.C. (“CIM”) has voluntarily agreed to exchange its CGBD Preferred Stock for CGBD Common Stock. Please supplementally confirm that no preferred shares will be outstanding at the time of the merger, or otherwise please supplementally explain more specifically how preferred shareholders will not be adversely impacted under Section 18(a)(2)(D) of the Investment Company Act.

Response: The Company confirms that no preferred shares will be outstanding at the time of completion of the Mergers.

2.

Please revise the termination fee waiver language on page 102 of the Joint Proxy Statement/Information Statement/Prospectus to state the following “On December 5, 2024, the CSL III Board, upon the recommendation of the CSL III Special Committee, determined to waive the receipt of, or the obligation of CGBD to pay, any such termination fee in the event the Merger Agreement is terminated in a manner that would require payment thereof.”

Response: In response to the Staff’s comment, the Company has revised page 102 of Amendment No.2 as follows (with deletions shown as strike-through and additions underlined):

•

On December 5, 2024, the CSL III Board, upon the recommendation of the CSL III Special Committee, determined to waive the receipt of, or the obligation of CGBD to pay, ~~the CGBD Termination Fee~~ any such termination fee in the event the Merger Agreement is terminated in a manner that would require payment thereof.

If you have any questions regarding the foregoing, or would like to discuss further any of the matters raised in this response letter, please feel free to contact the undersigned at (212) 558-4940.

Sincerely

By:	/s/ William G. Farrar
William G. Farrar
Sullivan & Cromwell
LLP

cc:	Joshua Lefkowitz
Teresa Jung
(Carlyle Secured Lending, Inc.)